SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the press release Optibase to Purchase Approximately 10% of Scopus’ Outstanding Shares.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: January 1, 2008

3

Media Contacts: Talia Rimon, Director of Marketing Communications, Optibase, Ltd. 011-972-9-9709-125 taliar@optibase.com

Investor Relations Contact: Lee Roth, KCSA for Optibase +1-212-896-1209 lroth@kcsa.com

Optibase to Purchase Approximately 10% of Scopus’ Outstanding Shares

Herzliya, Israel, January 1, 2008 – Optibase Ltd. (NASDAQ: OBAS) announced today that it entered into agreements with existing shareholders of Scopus Video Networks Ltd. (NASDAQ: SCOP) to purchase in the aggregate 1,380,000 ordinary shares of Scopus, representing approximately 10% of Scopus’ outstanding shares, for an aggregate consideration of approximately $8.6 million. The agreements are subject to customary conditions. The transactions are expected to close in January 2008.

Optibase currently owns 3,725,223 ordinary shares of Scopus, representing approximately 27% of Scopus’ outstanding shares, and, following the consummation of the transactions, would own approximately 37% of Scopus’ outstanding shares.

About Optibase Ltd.: Optibase is an Israeli company founded in 1990, whose shares are listed on the Nasdaq Global Market under the symbol “OBAS.” Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China and India.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning the proposed transaction. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, the effect of general economic conditions, political events, litigation and other risks. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  Optibase undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

4